SNMGLOBAL

January 15, 2019

BY EMAIL AND FIRST CLASS US MAIL

BayGrow Solutions, LLC
5005 Signal Bell Lane, Suite 200
Clarksville, Maryland 21029
Attn: Ms. Debra Poquette, Manger

Re: $5.0 Million Commitment – Bay Grow Solutions, LLC

Ladies and Gentlemen:

SNM Global Holdings, Inc. ("Investor" or "SNM") is pleased to inform you that this letter (the "Commitment Letter") constitutes a commitment, subject to the terms and conditions hereof, to purchase certain equity interests in Bay Grow Solutions, LLC, a Maryland limited liability company (the "Company"), in the amount of up to Five Million Dollars ($5.0 Million) (the "Commitment") as described herein below.

TERMS AND CONDITIONS

1. Commitment. SNM hereby commits, subject to the terms and conditions set forth herein as well as the Subscription Documentation, that, simultaneous with the Closing, it shall purchase, or cause the purchase of, up to 20,000 Membership Units ("Units") of equity and profit sharing percentage of the Company upon the delivery at Closing of a maximum of Five Million Dollars ($5,000,0000) (the "Investment"). As set forth below, the Investor agrees that it must satisfy the Closing Conditions and the terms and conditions of the Subscription Documentation prior to Closing and as a condition precedent to the Company's obligation to issue the Units. Provided, however, that the Investor satisfies all requirements, terms, conditions, and covenants set forth herein and in Subscription Documentation, the Company agrees to sell and issue to the Investor up to a maximum of 20,000 Membership Units of equity and profit sharing interests in the Company.

2. Subscription Agreement. On or before the Market Date (as defined below), the parties shall agree on the form of the Subscription Agreement and any and all related documentation, which shall be acceptable in all respects to the Investor and the Company, each in their sole discretion (the "Subscription Documentation"). As a condition to closing on the Investment (the "Closing"), the Company and the Investor shall have entered into the Subscription Documentation. Upon the execution of this Commitment Letter, the parties shall hereafter engage in good faith efforts to negotiate and execute the Subscription Documentation in accordance with, and substantially pursuant to, the terms of this Commitment Letter.

3. Conditions. SNM's obligation to satisfy the Commitment, and the Company's obligation to issue the Units, shall be subject to the following Closing Conditions: (a) the execution and delivery of this Commitment Letter by the Investor and the Company; (b) the approval and qualification by the Securities and Exchange Commmission of SNM's currently pending Offering Statement pursuant to Regulation A relating to SNM's initial public offering (the "Reg A Approval"); (c) the execution of the Subscription Documentation by all parties; (d) the satisfaction by all parties to the transaction of all conditions to Closing as set forth herein and in the Subscription Documentation, which shall include, without limitation, the closing deliveries specified therein and requisite representations, warranties, and customary legal opinions as necessary (including representations, warranties, and legal opinions, that, among other things, all invesotrs in SNM are accredited investors and that the issuance of the Units by the Company to SNM will not: (i) cause the Company to be treated as an association taxable as a corporation, (ii) cause the Company to be required to obtain registration under any state or federal securities laws or otherwise lose exemption from such registration, (iii) cause any other material regulatory or tax consequence to the Company or its Members, or (iv) cause any material adverse impact on the Company's ability to obtain or maintain, as the case may be, any license, approvals, pre-approvals, and/or qualification that the Company has applied for or obtained (or intends to) from the Maryland Medical Cannabis Commission (including but not limited to a Grower License); (e) all approvals set forth in the Subcsription Documentation and as may be required by the Operating Agreement of the Company have been obtained; and (f) with respect to the Closing, provision of evidence reasonably satisfactory to the Company that the Investor has secured readily available funds in an amount sufficient to fully fund at least the "Initial Draw," as defined below.

Provided that all of the Closing Conditions have been satisfied or otherwise agreed to or waived in writing by the Company, the Investment herein committed by the Investor shall be closed on at the Closing, the applicable amount of the Investment equaling at least the Initial Draw shall be paid by the Investor to the Company and in exchange the applicable Units of the Company shall be be delivered to the Investor pursuant to documentation approved by the Investor, the Company and the Company's counsel.

4. Minimum & Maximum Investment Amount.

The Maximim investment amount shall be Five Million dollars ($5,000,000)(the "Target Raise"). Upon receipt of the Reg A Approval, the Investor shall utilize its best efforts to market and raise the Target Raise from qualified investors to be used for the purchase of the Units at Closing. The Investor shall utilize best efforts to promptly obtain the Reg A Approval as soon as possible. If the Investor does not obtain the Reg A Approval on before the earlier of: (a) thirty (30) days from the date the Maryland Medical Cannabis Commission announces its recommendation of the Company for pre-approval of a Grower License; or (b) December 31, 2019 (as applicable, the "Approval Cut-Off Date"), then the Company may, in its sole and absolute discretion, elect to deem this Commitment Letter and any obligation to issue the Units to the Investor hereunder to have expired and terminated. In such event, the Company may, at any time after the Approval Cut-Off Date, send written notice of such election to the Investor.

5. Closing Date. Subject to satisfaction of the Closing Conditions, Closing shall occur within ninety (90) days of the Approval Cut-Off Date (the "Closing Date"). As a Closing Condition, the Investor shall have raised at least One Million Dollars ($1,000,000)(the "Initial Draw") in fund capital from qualified investors on or before the Closing Date. At Closing the Investor shall disburse to the Company at least the Initial Draw and the Company shall issue to the Investor the protionate percentage of Units. Each Unit shall be valued at $250.00 per Unit (e.g. $1,000,000 = 4,000 Membership Units). If the full amount of the Target Raise is not disbursed by the Investor to the Company at Closing, then the Investor shall contiunue to use its best efforts to market and raise the remainder of the Target Raise (the "Investment Remainder") on or before ninety (90) days from the Closing Date (the "Raise Cut-Off Date"). No later than five (5) days after the Raise Cut-Off Date, the Investor shall disburse to the Company the total amount of the Investment Remainder that the Investor has raised from qualified investors and the Company shall issue to the Investor the proportionate percentage of Units. All Closing Conditions applicable to the Closing, including

the delivery of all required representations, warranties, and legal opinions, shall apply to the Company's obligation to issue Units in exchange for payment of the Investment Remainder. In the event that the Company is not selected by the Maryland Medical Cannabis Commission for pre-approval of a Grower's license, then the Approval Cut-Off Date shall be extended to March 31, 2020 and the Closing Date shall be extended to June 30, 2020.

6. No Modification; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of the parties. This letter agreement constitutes the sole agreement, and supersedes all prior agreements, representations, warranties, understandings and statements, written or oral, between the parties with respect to the transactions contemplated hereby. No transfer or assignment of any rights or obligations hereunder shall be permitted without the written consent of all parties. Any transfer or assignment in violation of the preceding sentence shall be null and void.

7. Governing Law; Jurisdiction; Venue. This letter agreement, and all claims and causes of action arising out of, based upon, or related to this letter agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Maryland, without regard to choice or conflict of law principles that would result in the application of any Laws other than the Laws of the State of Maryland. Any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement or the transactions contemplated hereby shall be brought solely in any state or federal court within the State of Maryland and any direct appellate court therefrom. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement and the rights and obligations arising hereunder and agrees that it will not bring any action arising out of, based upon or related to this letter agreement in any other court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process as set forth below, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum or (ii) the venue of such suit, action or proceeding is improper. Each of the parties hereto agrees that notice or the service of process in any action, suit or proceeding arising out of, based upon or relating to this letter agreement or the rights and obligations arising hereunder shall be properly served or delivered if delivered by U.S. registered or certified mail to the party at the address specified on the signature page hereto.

8. Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LETTER AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

9. Counterparts. This letter agreement may be executed in multiple counterparts (including by facsimile or PDF), all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties.

10. No Third Party Beneficiaries. This letter agreement shall inure to the benefit of and be binding upon SNM and the Company. Nothing in this letter agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto any rights or remedies under, or by reason of, or any rights to enforce or cause any party to enforce, the Commitment or any provisions of this letter agreement or to confer upon any person or entity any rights or remedies other than as set forth in this letter agreement.

11. Final Agreement. This Commitment Letter: (a) contains the final and entire agreement and understanding of the parties; and (b) supersedes all prior written and oral statements, including but not limited to any prior representations, statements, conditions, or warranties of any of the parties hereto and prior Commitment Letters between the parties.

Very truly yours,

SNM Global Holdings, Inc.

By: Troy Lowman, Chairman

This Commitment Letter, which supersedes and replaces all prior agreements between the parties hereto with respect to the commitment of the Invesment, is accepted on this 23 day of May, 2019 by Bay Grow Solutions, LLC.

By: Bay Grow Solutions, LLC

By: Debra Poquette, Authorized Representative